NorAm Capital Holdings, Inc.

15303 North Dallas Parkway

Suite 1030

Addison, Texas  75001

888.88NORAM

April 5, 2010

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Judiciary Plaza

450 Fifth Street NW

Washington, DC 20549-0405

RE:

NorAm Capital Holdings, Inc.

Form 10-K for the fiscal year September 30, 2009

Form 10-Q for the quarterly period ended December 31, 2009

File No. 0-02661

Dear Ms. Thompson:

This letter is provided in response to the Staff’s comment letter dated March 22, 2010 addressed to Mr. Anthony Renteria.

Form 10-K filed December 29, 2009

Item 9A.  Controls and Procedures

1.

It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2009.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Item 308T of Regulation S-K.

Company Response:

The company performed its assessment as of September 30, 2009 as stated in the originally filed 10-K.  However, the Annual Report on Internal Control over Financial Accounting was not included in the filing.  The Company will amend Form 10-K to include the following section:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the interim or annual Consolidated Financial Statements.

Ms. Jennifer Thompson

Securities and Exchange Commission

April 5, 2010

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

NorAm’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2009. In making this assessment, management used the criteria established in  Internal Control — Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, management concluded that our internal control over financial reporting was effective as of September 30, 2009.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Form 10-Q, filed February 16, 2010

Item 4T. Controls and Procedures

(b) Changes in Internal Controls

2.

Please disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Your current disclosure which states that there were no significant changes subsequent to the date of the evaluation is insufficient in this regard.

Company Response:

The Company will amend its Form 10-Q filed February 16, 2009 in order to include the expanded language as follows:

As required by Rule 13a-15(b) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of December 31,2009. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2009.  There was no change in the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act, during the Company’s quarter ended December 31, 2009, that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

If you have any further comments or need additional information, please direct them to my attention.

Sincerely,

/s/ Anthony Renteria

/s/ Dan Cofall

Anthony Renteria

Dan Cofall

President and Chief Executive Officer

Chief Financial Officer